SUB-ITEM 77M
                                    MERGERS

                               AIM GROWTH SERIES

On July 30, 2003, the Board of Trustees of AIM Series Trust ("AST"), a Delaware statutory trust, approved an Agreement and Plan of Reorganization (the "Agreement") that provided for the restructuring of AIM Global Trends Fund ("Global Trends Fund"), a series portfolio of AST, as a new series portfolio (the "New Fund") of AIM Growth Series ("AGS"), an existing open-end management investment company organized as a Delaware statutory trust (the "Reorganization"). The Agreement was approved by the shareholders of Global Trends Fund at a Special Meeting of shareholders of Global Trends Fund held on October 21, 2003. Pursuant to the Agreement, on November 4, 2003, the New Fund succeeded to the assets and assumed the liabilities of Global Trends Fund. The value of each New Fund shareholder's account with AGS immediately after the Reorganization was the same as the value of such shareholder's account with AST immediately prior to the Reorganization. The Reorganization has been structured as a tax-free transaction. No sales charges were imposed in connection with the Reorganization. AST intends to file a Form N-8F with the Securities and Exchange Commission to deregister as an investment company.

For a more detailed discussion on the Reorganization, please see the attached proxy statement (attached hereto as Attachment A).